STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2167
Email: tfd@stevenslee.com

Direct Fax: (610) 988-0828

May 13, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Company filed a new Prospectus and Statement of Additional Information under Rule 485(a) on March 22, 2013, to add a new series, the Baltic Index, and filed correspondence on May 10, 2013 addressing some comments raised by the Staff.  In the course of reviewing that correspondence, it was determined that one of the Trustees of the Fund, Mr. John McCarthy, meets the definition of an “interested person” in Section 2(a)(19) of the Investment Company Act of 1940 due to his family relationships, which fact was not understood before.The Fund intends to correct this situation by:

1.

Indicating that Mr. McCarthy is not an independent Trustee (by showing him in the interested Trustee chart, and by disclosing his family relationship as appropriate by footnote);

2.

Naming Ms. Kathleen Heck as the Lead Independent Trustee;

3.

Conforming all statements in the Prospectus and SAI to reflect the correct number of interested and disinterested Trustees; and

4.

Conforming the language of the previous filings of the other DMS series to make the same correction in each, and filing amendments for each pursuant to Rule 485(b).

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff that would be applicable to the Baltic Index Fund.If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm

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